News Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE REPORTS STRONG FOURTH QUARTER GOLD PRODUCTION OF
81,747 OUNCES AT A CASH COST OF NEGATIVE $90 PER OUNCE

VANCOUVER, January 29, 2007 – (All figures in US dollars except where noted) – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today reported its fourth quarter 2006 operating results and its 2007 production forecast for the Kemess South mine located in north-central British Columbia, as well as its 2007 exploration plan for the Young-Davidson property near Matachewan, Ontario.

Fourth Quarter 2006 Production Highlights
  Quarterly gold production of 81,747 ounces bringing total 2006 production to an annual record of 310,296 ounces;
  Quarterly copper production of 21.3 million pounds bringing total 2006 production to an annual record of 81.2 million pounds; and,
  Quarterly gold net cash cost of negative $90 per ounce and a record low annual net cash cost of negative $56 per ounce of gold for all of 2006.

2007 Production Forecast Highlights

  The Kemess mine is forecast to produce 285,000 ounces of gold and 74.5 million pounds of copper during 2007.
  The cash cost of production, net of by-product credits, is forecast to be negative $10 per ounce assuming a copper price of $2.50 per pound and an exchange rate of Cdn$/US$1.18.
  Exploration spending will increase to a total of $28 million, most of which will be devoted to the Young-Davidson property near Matachewan, Ontario.
  Approximately half of Northgate's 2007 copper production has been hedged at $3.15 per pound.

Northgate Minerals Corporation	2
News Release

Ken Stowe, President and CEO, remarked, "Strong fourth quarter production at a net cash cost of negative $90 per ounce capped off a record metal production year at Kemess South during which we produced 310,296 ounces of gold and over 81 million pounds of copper. In 2007, we look forward to another solid year of production from the Kemess mine in a robust copper price environment, which should allow us to produce 285,000 ounces of gold at a net cash cost of less than zero. Our exploration spending this year will increase dramatically as we move underground at Young-Davidson to begin definition drilling on the upper part of the 2.1 million resource ounces on the property while continuing to expand the total resource with 50,000 metres of surface diamond drilling. Equipped with an exceptional balance sheet and the prospect of continuing strong free cash flow in the coming year, we find ourselves in an excellent position to pursue our internal development projects and to take advantage of various growth opportunities that we are actively evaluating."

OVERVIEW OF OPERATIONS FOR Q4 – 2006

The Kemess mine produced 81,747 ounces of gold and 21.3 million pounds of copper during the fourth quarter of 2006. Mill throughput during the quarter averaged 49,645 metric tonnes (mt) per day and consisted exclusively of hypogene ore with an average grade of 0.772 gr/mt gold and 0.243% copper. Over the course of 2006, quarterly metal production was relatively steady as mining was concentrated in the heart of the Kemess ore body in the western end of the open pit. For the full year, Kemess posted record gold and copper production of 310,296 ounces and 81.2 million pounds, respectively.

The cash cost of production at Kemess in the fourth quarter was negative $90 per ounce bringing the average 2006 cash cost to negative $56 per ounce. The record low cash cost set during the fourth quarter stemmed from strong copper production and robust copper prices, which averaged $3.21 per pound on the London Metal Exchange ("LME") during the quarter.

In order to fix the price for a portion of the copper already produced, Northgate entered into forward sales contracts during the fourth quarter, which locked in a price of $3.17 per pound for approximately 8.27 million pounds of the Corporation's fourth quarter copper sales.

For the first time ever, Northgate entered into copper forward sales contracts to fix the price for a portion of its future copper production during the fourth quarter of 2006. A total of approximately 33 million pounds of the Corporation's 2007 copper production was hedged at $3.15 per pound using LME contracts.

Northgate's audited financial results for the year ended December 31, 2006 are scheduled for release on March 1, 2007 and the Corporation's year-end conference call and webcast for investors and analysts will be held at 10:00 am (Eastern Standard Time) on the following day.

Northgate Minerals Corporation	3
News Release

2006 Kemess Mine Production

	4Q 06	4Q 05	2006	2005

Ore plus waste mined (tonnes)	11,018,461	12,907,609	43,045,348	51,233,842
Ore mined (tonnes)	4,746,251	6,663,925	17,219,143	19,523,319
Stripping ratio (waste/ore)	1.32	0.94	1.50	1.62

Tonnes milled (ore)	4,567,332	4,667,874	18,233,978	17,995,159
Average mill operating rate (tpd)	49,645	50,738	49,956	49,302

Gold grade (gr/mt)	0.772	0.875	0.763	0.723
Copper grade (%)	0.243	0.283	0.244	0.229

Gold recovery (%)	72	72	69	67
Copper recovery (%)	87	85	83	81

Gold production (ounces)	81,747	94,405	310,296	279,962
Copper production (000's pounds)	21,255	24,700	81,209	73,722

Productivity measures:
Tonnes mined per shift worked	645	788	693	785
Tonnes milled per shift worked	267	285	277	276

Cash Cost of Production ($/ounce) (1)	(90)	59	(56)	205

Note:     (1) 2006 cash cost figures are unaudited estimates and are subject to revision.

2007 KEMESS MINE PRODUCTION FORECAST

Mine production for 2007 is forecast to total 45 million tonnes of ore and waste with ore being mined primarily from the western region of the Kemess South pit.

Mill throughput is forecast to average approximately 51,000 tonnes per day with the mill operating at 92% availability. Approximately 1.5 million tonnes of supergene and leach cap ore are scheduled for processing in the second quarter of 2007. Total metal production of 285,000 ounces of gold and 74.5 million pounds of copper is anticipated for 2007.

Northgate Minerals Corporation	4
News Release

Gold Cash Cost

Assuming by-product copper and silver prices of $2.50 per pound and $12 per ounce, respectively, and an exchange rate of Cdn$/US$1.18, the Kemess mine's 2007 cash cost is projected to be negative $10 per ounce of gold produced. In 2007, each $0.08 per pound change in the copper price and each $0.02 change in the Cdn$/US$ exchange rate will affect the net cash cost of production by approximately $10 per ounce.

Projected 2007 Kemess Mine Production

(100% of production basis)	2007

Ore plus waste mined (tonnes)	45,000,000
Ore mined (tonnes)	19,494,000
Stripping ratio (waste/ore)	1.31

Ore milled (tonnes)	18,650,000
Average mill operating rate (tpd)	51,100

Gold grade (gr/mt)	0.686
Copper grade (%)	0.219

Gold recovery (%)	69
Copper recovery (%)	83

Gold production (ounces)	285,000
Copper production (000s pounds)	74,500

Productivity measures:
Tonnes mined per man-shift	578
Tonnes milled per man-shift	239

Cash cost of production ($/ounce)	(10)

Quarterly Metal Production

Quarterly gold output in 2007 is expected to average approximately 71,000 ounces while quarterly copper output is expected to average slightly over 18.6 million pounds. Gold and copper output will vary slightly from quarter to quarter due to normal variations in ore grades, ore types and metallurgical recoveries.

Kemess Mine Quarterly Metal Production Forecast

	Q1	Q2	Q3	Q4	Total 2007
Gold (ounces)	68,000	65,000	77,000	75,000	285,000
Copper (millions lbs)	19.4	17.3	19.6	18.2	74.5

Northgate Minerals Corporation	5
News Release

2007 EXPLORATION PLAN

Young-Davidson Property

Exploration spending in 2007 is forecast to increase dramatically to approximately $28 million, most of which will be dedicated to the Young-Davidson property near Matachewan, Ontario.

The surfaced-based diamond drilling program that began in 2006 will continue with a target of 50,000 metres of drilling in 2007 at a cost of $5 million. The primary goal of the surface-based drilling program is to increase the Syenite hosted mineral resources in the Lower YD Zone and the Lower Boundary Zone. In addition, the Young-Davidson exploration team will be following up on the higher-grade sedimentary gold mineralization that was discovered in 2006 adjacent to the Lower YD Zone, as well as exploring other areas of the 15,200-acre Young-Davidson property (see Figure 1).

Figure 1: Young-Davidson Property (Vertical, North Looking, Longitudinal Section)

No. 1 Shaft
No. 3 Shaft
Upper Boundary Zone
Lucky Zone
Lower YD Zone
Lower Boundary Zone
Exploration Area
Long Section
Looking North
Mined Out Area
RPA Resources
Micon Resources
Potential New Resources
Diabase Dyke
Syenite
Mafic Flow
Hole in Progress
2007 Proposed Hole

Northgate Minerals Corporation	6
News Release

In addition to the surface-based drilling program, a total of $22 million will be invested during 2007 in an underground exploration program at the Young-Davidson property. This program will involve driving a ramp down 450 metres and dewatering the existing No. 3 shaft in order to gain access to the deposit from underground where the closer-spaced diamond drilling can be conducted in order to convert mineral resources to reserves (see Figure 2). All of the necessary permits for the underground program have been received and work on the infrastructure and the ramp are proceeding on schedule.

Figure 2: Young-Davidson Underground Development Plan

Northgate Minerals Corporation	7
News Release

Kemess North Off-Set

During the summer of 2006, Northgate conducted a deep penetrating IP survey in the area surrounding the Kemess North deposit that outlined several previously unknown exploration targets, which are shown in pink in Figure 3 below. Geologists at Kemess had planned to drill test the largest of these targets in November 2006, but the early onset of severe winter weather in British Columbia interrupted these plans part way through the first hole. In the summer of 2007, Northgate will invest $1 million in diamond drilling to test this very attractive target.

Figure 3: Kemess North Area (Vertical, North Looking, Longitudinal Section)

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Northgate Minerals Corporation	8
News Release

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a proven and probable reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 2.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2005 Annual Report and under the heading "Risk Factors" in Northgate's 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Ms. Keren R. Yun
Manager, Investor Relations
416-216-2781
kyun@northgateminerals.com